UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C. 20549

                        SCHEDULE 13G

           UNDER THE SECURITIES EXCHANGE ACT OF 1934

                    (AMENDMENT NO. 12)*

                      _______________

            Franklin Financial Services Corporation
            ---------------------------------------
                      (Name of Issuer)

                Common Stock, $1.00 par value
                -----------------------------
                (Title of Class of Securities)

                          353525108
                          ---------
                       (CUSIP Number)

   December 31, 2001 - Amendment pursuant to Rule 13d-2(b)
   -------------------------------------------------------
   (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]  Rule 13d-1(b)
[ X ]  Rule 13d-1(c)
[   ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                         SCHEDULE 13G

CUSIP NO. 353252108


1.     NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

       Farmers and Merchants Trust Company of Chambersburg Trust
       Department

       IRS Identification Number:  23-0570230

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

       (a)  [   ]

       (b)  [   ]

3.     SEC USE ONLY

       ---------------------------------------------------------

4.     CITIZENSHIP OR PLACE OF ORGANIZATION

       Pennsylvania

5.     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
       PERSON WITH SOLE VOTING POWER

       149,961 shares

6.     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
       PERSON WITH SHARED VOTING POWER

       17,453 shares

7.     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
       PERSON WITH SOLE DISPOSITIVE POWER

       149,961 shares

8.     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
       PERSON WITH SHARED DISPOSITIVE POWER

       17,453 shares

9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON

       167,414 shares

10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
       CERTAIN SHARES*

       [   ]

11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       6.2%

12.    TYPE OF REPORTING PERSON*

       BK

Item 1(a).  Name of Issuer:  Franklin Financial Services
               Corporation

Item 1(b).  Address of Issuer's Principal Executive Offices:
            20 South Main Street, P.O. Box 6010,
            Chambersburg, Pennsylvania 17201

Item 2(a).  Name of Person Filing:  Farmers and Merchants
            Trust Company of Chambersburg Trust Department

Item 2(b).  Address of Principal Business Office or, if None,
            Residence: 20 South Main Street, P.O. Box 6010,
            Chambersburg, Pennsylvania 17201

Item 2(c).  Citizenship:  Pennsylvania

Item 2(d).  Title of Class of Securities:  Common Stock,
            $1.00 par value per share

Item 2(e).  CUSIP Number:  353252108

Item 3.     If this statement is filed pursuant to Rule 13d-
            1(b) or 13d-2(b) or (c), check whether the person filing is a:

     (a)    [   ]  Broker or dealer registered under
                   section 15 of the Act (15 U.S.C. 78c).

     (b)    [   ]  Bank as defined in section 3(a)(6) of the
                   Act (15 U.S.C. 78c).

     (c)    [   ]  Insurance company as defined in
                   section 3(a)(19) of the Act (15 U.S.C.
                   78c).

     (d)    [   ]  Investment company registered under
                   section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e)    [   ]  An investment adviser in accordance with
                   Rule 13d-1(b)(1)(ii)(E).

     (f)    [   ]  An employee benefit plan or endowment fund
                   in accordance with Rule 13d-
                   1(b)(1)(ii)(F).

     (g)    [   ]  A parent holding company or control person
                   in accordance with Rule 13d-
                   1(b)(1)(ii)(G).

     (h)    [   ]  A savings association as defined in
                   section 3(b) of the Federal Deposit
                   Insurance Act (12 U.S.C. 1813).

     (i)    [   ]  A church plan that is excluded from the
                   definition of an investment company under
                   section 3(c)(14) of the Investment Company
                   Act of 1940 (15 U.S.C. 80a-3).

     (j)    [   ]  Group, in accordance with Rule 13d-
                   1(b)(1)(ii)(J).

Item 4.     Ownership.

     (a)    Amount Beneficially Owned:  167,414 shares.

     (b)    Percent of Class:  6.2%.

     (c)    Number of shares as to which such person has:

            (i)   sole power to vote or to direct the vote:
                  149,961 shares

            (ii)  shared power to vote or to direct the vote:
                  17,453 shares

            (iii) sole power to dispose or to direct the
                  deposition of:  149,961 shares

            (iv) shared power to dispose or to direct the deposition of: 17,453 shares

Item 5.     Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the
beneficial owners of more than five percent of the Common Stock
of the Issuer, check the following:  [   ]

Item 6.     Ownership of More than Five Percent on Behalf of
            Another Person.

Not applicable.

Item 7.     Identification and Classification of the Subsidiary
            Which Acquired the Security Being Reported on by the
            Parent Holding Company or Control Person.

Not applicable.

Item 8.     Identification and Classification of Members of the
            Group.

Not applicable.

Item 9.     Notice of Dissolution of Group.

Not applicable.

Item 10.     Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                         SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 12, 2002         FARMERS AND MERCHANTS TRUST
                                 COMPANY OF CHAMBERSBURG TRUST
                                 DEPARTMENT

                                 By:  /s/ Allen C. Rebok
                                      Allen C. Rebok,
                                      Senior Vice President